Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2022, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and nine months ended December 31, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the related audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2022. This responsibility includes the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRXV3132

Annexure to Auditor’s Report

List of Entities:

1.   Infosys Technologies (China) Co. Limited

2.   Infosys Technologies S. de R. L. de C. V.

3.   Infosys Technologies (Sweden) AB

4.   Infosys Technologies (Shanghai) Company Limited

5.   Infosys Nova Holdings LLC.

6.   EdgeVerve Systems Limited

7.   Infosys Austria GmbH

8.   Skava Systems Private Limited (under liquidation)

9.   Infosys Chile SpA

10.   Infosys Arabia Limited (under liquidation)

11.   Infosys Consulting Ltda.

12.   Infosys Luxembourg S.a.r.l

13.   Infosys Americas Inc.

14.   Infosys Public Services, Inc.

15.   Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)

16.   Infosys BPM Limited

17.   Infosys (Czech Republic) Limited s.r.o.

18.   Infosys Poland Sp z.o.o

19.   Infosys McCamish Systems LLC

20.   Portland Group Pty Ltd

21.   Infosys BPO Americas LLC.

22.   Infosys Consulting Holding AG

23.   Infosys Management Consulting Pty Limited

24.   Infosys Consulting AG

25.   Infosys Consulting GmbH

26.   Infosys Consulting S.R.L (Romania)

27.   Infosys Consulting SAS

28.   Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.) (liquidated effective December 16, 2021)

29.   Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)

30.   Infy Consulting Company Ltd.

31.   Infy Consulting B.V.

32.   Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

33.   Infosys Consulting (Belgium) NV

34.   Panaya Inc.

35.   Panaya GmbH (renamed as Infosys Financial Services GmbH)

36.   Panaya Ltd.

37.   Brilliant Basics Holdings Limited (under liquidation)

38.   Brilliant Basics Limited (under liquidation)

39.   Infosys Consulting Pte. Ltd.

40.   Infosys Middle East FZ LLC

41.   Fluido Oy

42.   Fluido Sweden AB (Extero)

43.   Fluido Norway A/S

44.   Fluido Denmark A/S

45.   Fluido Slovakia s.r.o

46.   Infosys Compaz Pte. Ltd.

47.   Infosys South Africa (Pty) Ltd

48.   WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)

49.   WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)

50.   WongDoody, Inc (became wholly-owned subsidiary of Infosys Limited effective December 31, 2021)

51.   HIPUS Co., Ltd.

52.   Stater N.V.

53.   Stater Nederland B.V.

54.   Stater XXL B.V.

55.   HypoCasso B.V.

56.   Stater Participations B.V.

57.   Stater Belgium N.V./S.A.

58.   Outbox systems Inc. dba Simplus (US)

59.   Simplus North America Inc. (liquidated effective April 27, 2021)

60.   Simplus ANZ Pty Ltd.

61.   Simplus Australia Pty Ltd

62.   Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)

63.   Simplus Philippines, Inc.

64.   Simplus Europe, Ltd. (liquidated effective July 20, 2021)

65.   Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)

66.   Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)

67.   Infosys Limited Bulgaria EOOD

68.   Infosys BPM UK Limited

69.   Blue Acorn LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

70.   Beringer Commerce Inc renamed as Blue Acorn iCi Inc.

71.   Beringer Capital Digital Group Inc (merged with Blue Acorn iCi Inc effective January 1, 2022)

72.   Mediotype LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)

73.   Beringer Commerce Holdings LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)

74.   SureSource LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

75.   Simply Commerce LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

76.   iCiDIGITAL LLC (merged with Beringer Capital Digital Group Inc effective January 1, 2022)

77.   Kaleidoscope Animations, Inc.

78.   Kaleidoscope Prototyping LLC

79.   GuideVision s.r.o

80.   GuideVision Deutschland GmbH

81.   GuideVision Suomi Oy

82.   GuideVision Magyarorszag Kft

83.   GuideVision Polska SP Z.O.O

84.   Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited (incorporated on February 20, 2022)

85.   Infosys Germany GmbH (formerly Kristall 247. GmbH) (acquired on March 22, 2022)

86.   GuideVision UK Ltd

87.   Infosys Turkey Bilgi Teknolojikeri Limited Sirketi

88.   Infosys Germany Holding Gmbh

89.   Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm

90.   Stater GmbH (incorporated on August 4, 2021)

91.   Infosys Green Forum (incorporated on August 31, 2021)

92.   Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd. (acquired on December 14, 2021)

93.   oddity space GmbH acquired by Infosys Germany GmbH on April 20, 2022

94.   oddity jungle GmbH acquired by Infosys Germany GmbH on April 20, 2022

95.   oddity waves GmbH acquired by Infosys Germany GmbH on April 20, 2022

96.   oddity group services GmbH acquired by Infosys Germany GmbH on April 20, 2022

97.   oddity code GmbH acquired by Infosys Germany GmbH on April 20, 2022

98.   oddity code d.o.o. (subsidiary of oddity Code GmbH) acquired by Infosys Germany GmbH on April 20, 2022

99.   oddity GmbH acquired by Infosys Germany GmbH on April 20, 2022

100.   oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022

101.   oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022

102.   Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022

103.   BASE life science A/S acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

104.   BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

105.   BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

106.   BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

107.   BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

108.   BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

109.   Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

110.   BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

111.   BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022

112.   Panaya Germany GmbH (a wholly owned subsidiary of Panaya Inc.) incorporated on December 15, 2022.

113.   Infosys Employees Welfare Trust

114.   Infosys Employee Benefits Trust

115.   Infosys Science Foundation

116.   Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and nine months ended December 31, 2022, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and nine months ended December 31, 2022.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2022. This responsibility includes the preparation and presentation of the standalone financial results for the quarter and nine months ended December 31, 2022 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRXX5325

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,318	36,538	31,867	109,326	89,365	121,641
Other income, net	769	584	512	2,030	1,658	2,295
Total Income	39,087	37,122	32,379	111,356	91,023	123,936
Expenses
Employee benefit expenses	20,272	19,438	16,355	58,048	47,328	63,986
Cost of technical sub-contractors	3,343	3,694	3,511	10,946	9,019	12,606
Travel expenses	360	363	221	1,099	518	827
Cost of software packages and others	3,085	2,512	1,861	8,017	4,543	6,811
Communication expenses	183	189	147	542	441	611
Consultancy and professional charges	401	439	520	1,296	1,364	1,885
Depreciation and amortisation expenses	1,125	1,029	899	3,104	2,586	3,476
Finance cost	80	66	53	202	150	200
Other expenses	1,307	1,001	869	3,246	2,507	3,424
Total expenses	30,156	28,731	24,436	86,500	68,456	93,826
Profit before tax	8,931	8,391	7,943	24,856	22,567	30,110
Tax expense:
Current tax	2,195	2,482	2,063	7,027	5,986	7,811
Deferred tax	150	(117)	58	(145)	130	153
Profit for the period	6,586	6,026	5,822	17,974	16,451	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	29	40	(53)	(17)	(72)	(85)
Equity instruments through other comprehensive income, net	1	4	–	8	41	96
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(57)	(12)	(7)	(43)	4	(8)
Exchange differences on translation of foreign operations	676	(14)	(33)	715	91	228
Fair value changes on investments, net	48	26	(77)	(298)	16	(49)
Total other comprehensive income/(loss), net of tax	697	44	(170)	365	80	182
Total comprehensive income for the period	7,283	6,070	5,652	18,339	16,531	22,328

Profit attributable to:
Owners of the company	6,586	6,021	5,809	17,967	16,425	22,110
Non-controlling interest	–	5	13	7	26	36
	6,586	6,026	5,822	17,974	16,451	22,146
Total comprehensive income attributable to:
Owners of the company	7,268	6,068	5,640	18,322	16,506	22,293
Non-controlling interest	15	2	12	17	25	35
	7,283	6,070	5,652	18,339	16,531	22,328

Paid up share capital (par value 5/- each, fully paid)	2,086	2,099	2,097	2,086	2,097	2,098
Other equity *#	73,252	73,252	74,227	73,252	74,227	73,252
Earnings per equity share (par value 5/- each)**
Basic ()	15.72	14.35	13.86	42.85	38.96	52.52
Diluted ()	15.70	14.34	13.83	42.79	38.88	52.41

*	Balances for the quarter and nine months ended December 31, 2022 and quarter ended September 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and nine months ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2022, quarter ended September 30, 2022 and quarter and nine months ended December 31, 2021.
#	Excludes non-controlling interest

1.  Notes pertaining to the current quarter

a)  The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2022 have been taken on record by the Board of Directors at its meeting held on January 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)  Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Govind Vaidiram Iyer (DIN - 00169343), as an Additional & Independent Director effective January 12, 2023 for a period of 5 (five) years, subject to the approval of shareholders.

c)  Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum buyback price of 1,850/- per equity share and the Maximum buyback size of 9,300 crore the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum buyback shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023.

During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 11 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings. Subsequent to the quarter ended December 31, 2022, the Company additionally purchased 6,128,000 number of shares; total number of shares purchased till date is 31,292,000 amounting to 4,790 crore excluding transactions costs and buyback tax.

d)  Update on employee stock grants

The Board, on January 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)  The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

ii)  The annual time-based RSUs to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iii)  The annual performance-based grant of RSUs to a KMP having a market value of 0.92 crore as on the date of grant under the 2015 plan. These RSUs will vest 12 months from the date of the grant based on the achievement of certain performance targets. The RSUs will be granted w.e.f February 1, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iv)  The grant of 11,39,550 RSUs under the 2015 Plan and grant of 21,40,000 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to eligible employees. The grants made under the 2015 Plan would vest over a period of four years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f February 1, 2023 and the exercise price will be equal to the par value of the share."

e)  We have initiated the closure of our branch in Moscow and this will be completed as per local regulations.

2.  Information on dividends for the quarter and nine months ended December 31, 2022

The Board of Directors (in the meeting held on October 13, 2022) declared an interim dividend of 16.50/- per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value ₹5/- each)
Interim dividend	–	16.50	–	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue by business segment
Financial Services (1)	11,235	11,148	10,023	32,945	28,805	38,902
Retail (2)	5,480	5,183	4,612	15,667	13,118	17,734
Communication (3)	4,710	4,501	3,979	13,675	11,050	15,182
Energy, Utilities, Resources and Services	4,957	4,498	3,740	13,714	10,611	14,484
Manufacturing	5,099	4,686	3,598	13,957	9,520	13,336
Hi-Tech	3,095	2,971	2,567	8,878	7,388	10,036
Life Sciences (4)	2,695	2,452	2,383	7,404	6,377	8,517
All other segments (5)	1,047	1,099	965	3,086	2,496	3,450
Total	38,318	36,538	31,867	109,326	89,365	121,641
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,318	36,538	31,867	109,326	89,365	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,678	2,811	2,734	8,243	7,736	10,314
Retail (2)	1,646	1,578	1,630	4,761	4,615	6,130
Communication (3)	1,042	965	963	2,801	2,486	3,372
Energy, Utilities , Resources and Services	1,457	1,251	1,075	3,853	3,113	4,225
Manufacturing	1,035	792	633	2,212	1,982	2,408
Hi-Tech	813	724	636	2,209	1,823	2,495
Life Sciences (4)	684	642	640	1,861	1,799	2,380
All other segments (5)	12	139	72	192	91	167
Total	9,367	8,902	8,383	26,132	23,645	31,491
Less: Other Unallocable expenditure	1,125	1,029	899	3,104	2,586	3,476
Add: Unallocable other income	769	584	512	2,030	1,658	2,295
Less: Finance cost	80	66	53	202	150	200
Profit before tax and non-controlling interests	8,931	8,391	7,943	24,856	22,567	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4.  Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue from operations	32,389	31,567	27,337	93,483	76,514	103,940
Profit before tax	8,295	8,488	7,789	23,686	21,585	28,495
Profit for the period	6,210	6,253	5,870	17,364	16,056	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board
for Infosys Limited
Bengaluru, India	Salil Parekh
January 12, 2023	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,659	4,555	4,250	13,657	12,031	16,311
Cost of sales	3,230	3,170	2,856	9,544	8,041	10,996
Gross profit	1,429	1,385	1,394	4,113	3,990	5,315
Operating expenses	428	406	396	1,245	1,155	1,560
Operating profit	1,001	979	998	2,868	2,835	3,755
Other income, net	94	73	68	254	223	308
Finance cost	10	8	7	25	20	27
Profit before income taxes	1,085	1,044	1,059	3,097	3,038	4,036
Income tax expense	285	295	283	859	823	1,068
Net profit	800	749	776	2,238	2,215	2,968
Earnings per equity share *
Basic	0.19	0.18	0.18	0.53	0.52	0.70
Diluted	0.19	0.18	0.18	0.53	0.52	0.70
Total assets	15,226	15,640	14,673	15,226	14,673	15,555
Cash and cash equivalents and current investments	2,456	3,276	2,703	2,456	2,703	3,185

*	EPS is not annualized for the quarter and nine months ended December 31, 2022, quarter ended September 30, 2022 and quarter and nine months ended December 31, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited Results of Infosys Limited for the quarter and nine months ended December 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,389	31,567	27,337	93,483	76,514	103,940
Other income, net	1,177	1,267	1,013	3,093	2,634	3,224
Total income	33,566	32,834	28,350	96,576	79,148	107,164
Expenses
Employee benefit expenses	16,395	15,873	13,275	47,182	38,199	51,664
Cost of technical sub-contractors	4,720	4,815	4,406	14,545	11,658	16,298
Travel expenses	284	293	195	892	453	731
Cost of software packages and others	1,728	1,428	856	4,339	2,120	2,985
Communication expenses	132	135	102	386	312	433
Consultancy and professional charges	280	333	412	975	1,087	1,511
Depreciation and amortisation expense	713	682	631	2,039	1,809	2,429
Finance cost	41	40	33	115	97	128
Other expenses	978	747	651	2,417	1,828	2,490
Total expenses	25,271	24,346	20,561	72,890	57,563	78,669
Profit before tax	8,295	8,488	7,789	23,686	21,585	28,495
Tax expense:
Current tax	1,916	2,312	1,852	6,261	5,354	6,960
Deferred tax	169	(77)	67	61	175	300
Profit for the period	6,210	6,253	5,870	17,364	16,056	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	28	40	(52)	(28)	(74)	(98)
Equity instruments through other comprehensive income, net	2	4	–	9	41	97
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(57)	(12)	(7)	(43)	4	(8)
Fair value changes on investments, net	42	27	(67)	(275)	23	(39)
Total other comprehensive income/ (loss), net of tax	15	59	(126)	(337)	(6)	(48)
Total comprehensive income for the period	6,225	6,312	5,744	17,027	16,050	21,187
Paid-up share capital (par value 5/- each fully paid)	2,091	2,104	2,102	2,091	2,102	2,103
Other Equity*	67,203	67,203	69,401	67,203	69,401	67,203
Earnings per equity share ( par value 5 /- each)**
Basic ()	14.77	14.86	13.96	41.28	37.96	50.27
Diluted ()	14.76	14.85	13.94	41.24	37.91	50.21

*	Balances for the quarter and nine months ended December 31, 2022 and quarter ended September 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and nine months ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and nine months ended December 31, 2022, quarter ended September 30, 2022 and quarter and nine months ended December 31, 2021.

1.  Notes pertaining to the current quarter

a)  The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2022 have been taken on record by the Board of Directors at its meeting held on January 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)  Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Govind Vaidiram Iyer (DIN - 00169343), as an Additional & Independent Director effective January 12, 2023 for a period of 5 (five) years, subject to the approval of shareholders.

c)  Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum buyback price of 1,850/- per equity share and the Maximum buyback size of 9,300 crore the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum buyback shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023.

During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 11 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings. Subsequent to the quarter ended December 31, 2022, the Company additionally purchased 6,128,000 number of shares; total number of shares purchased till date is 31,292,000 amounting to 4,790 crore excluding transactions costs and buyback tax.

d)  Update on employee stock grants

The Board, on January 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)  The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

ii)   The annual time-based RSUs to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iii)  The annual performance-based grant of RSUs to a KMP having a market value of 0.92 crore as on the date of grant under the 2015 plan. These RSUs will vest 12 months from the date of the grant based on the achievement of certain performance targets. The RSUs will be granted w.e.f February 1, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iv)  The grant of 11,39,550 RSUs under the 2015 Plan and grant of 21,40,000 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to eligible employees. The grants made under the 2015 Plan would vest over a period of four years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f February 1, 2023 and the exercise price will be equal to the par value of the share."

e)  We have initiated the closure of our branch in Moscow and this will be completed as per local regulations.

2.  Information on dividends for the quarter and nine months ended December 31, 2022

The Board of Directors (in the meeting held on October 13, 2022) declared an interim dividend of 16.50/- per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	–	16.50	–	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3.  Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022.

By order of the Board
for Infosys Limited
Bengaluru, India	Salil Parekh
January 12, 2023	Chief Executive Officer and Managing Director

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of the consolidated audited financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2022, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2022	2022	2021
Revenue from operations	38,318	1,09,326	31,867
Profit before tax	8,931	24,856	7,943
Profit for the period	6,586	17,974	5,822
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,283	18,339	5,652
Profit attributable to:
Owners of the Company	6,586	17,967	5,809
Non-controlling interest	–	7	13
	6,586	17,974	5,822
Total comprehensive income attributable to:
Owners of the Company	7,268	18,322	5,640
Non-controlling interest	15	17	12
	7,283	18,339	5,652
Paid-up share capital (par value 5 each fully paid)	2,086	2,086	2,097
Other equity *#	73,252	73,252	74,227
Earnings per equity share (par value 5 each)**
Basic ()	15.72	42.85	13.86
Diluted ()	15.70	42.79	13.83

*	Balances for the quarter and nine months ended December 31, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2022 and quarter ended December 31, 2021.
#	Excludes non-controlling interest

1.  Notes pertaining to the current quarter

a)  The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2022 have been taken on record by the Board of Directors at its meeting held on January 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP, have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)  Appointment of Independent Director

Based on the recommendation of the nomination and remuneration committee, the Board considered and approved the appointment of Govind Vaidiram Iyer (DIN - 00169343), as an Additional and Independent Director effective January 12, 2023 for a period of 5 (five) years, subject to the approval of shareholders.

c)  Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum Buyback Price of 1,850 per equity share and the Maximum Buyback Size of 9,300 crore, the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum Buyback Shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023.

During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with Section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created a Capital Redemption Reserve of 11 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve and retained earnings. Subsequent to the quarter ended December 31, 2022, the Company additionally purchased 6,128,000 number of shares. The total number of shares purchased till date is 31,292,000 amounting to 4,790 crore excluding transactions costs and buyback tax.

d)  Update on employee stock grants

The Board, on January 12, 2023, based on the recommendations of the nomination and remuneration committee, approved :

i)	The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD, having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (“the 2015 Plan”) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

ii)	The annual time-based RSUs to a Key Managerial Personnel (KMP) having a market value of 1.75 crore as on the date of grant under the 2015 Plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iii)	The annual performance-based grant of RSUs to a KMP having a market value of 0.92 crore as on the date of grant under the 2015 Plan. These RSUs will vest 12 months from the date of the grant based on the achievement of certain performance targets. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iv)	The grant of 11,39,550 RSUs under the 2015 Plan and grant of 21,40,000 PSUs under the Expanded Stock Ownership Program 2019 (“the 2019 Plan”) to eligible employees. The grants made under the 2015 Plan would vest over a period of four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f February 1, 2023 and the exercise price will be equal to the par value of the share.

e)  The Company has initiated the closure of the branch in Moscow and this will be completed as per local regulations.

2.       Information on dividends for the quarter and nine months ended December 31, 2022

The Board of Directors (in meeting held on October 13, 2022) declared an interim dividend of 16.50 per equity share. The record date for the payment was October 28, 2022, and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15 per equity share

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2022	2022	2021
Dividend per share (par value 5 each)
Interim dividend	–	16.50	–
Final dividend	–	–	–

3.  Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2022	2022	2021
Revenue from operations	32,389	93,483	27,337
Profit before tax	8,295	23,686	7,789
Profit for the period	6,210	17,364	5,870

The above is an extract of the detailed format of the wuarterly audited financial results filed with the stock exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the quarterly audited financial results are available on the stock exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

This release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (“the Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our Capital Allocation Policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buyback of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board
for Infosys Limited
Bengaluru, India	Salil Parekh
January 12, 2023	Chief Executive Officer and Managing Director